

August 20, 2024

Darren Hoo
Principal Executive Officer
Megan Holdings Ltd.
B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

      Re: Megan Holdings Ltd.
           Registration Statement on Form F-1
           Filed August 8, 2024
           File No. 333-281357

Dear Darren Hoo:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 23, 2024 letter.

Registration Statement on Form F-1 filed August 8, 2024
Competitive Analysis, page 70

1. Here and throughout your filing where you discuss the most recently available data for your company, please revise to include data for the most recent financial period presented in your filing. For example, you disclose on page 70 that "for the financial years ended December 31, 2022, MHL recorded revenue of RM73.2 million," and your chart on page 71 indicates that your latest available financial year is December 31, 2022. However, your filing includes financial statements as of the year ended December 31, 2023. Please update the disclosures throughout your filing accordingly.

General

2.   Please refile exhibits 10.5, 10.6, 10.7, and 10.8 in the proper text-searchable format. Refer to Item 301 of Regulation S-T.

        Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Industrial Applications and
                                                        Services

cc: Yarona L. Yieh, Esq.